Exhibit 21.1

SUBSIDIARIES OF AMERICAN ENERGY FIELDS, INC.

The following is a list of subsidiaries of American Energy Fields, Inc.:

Subsidiary	Jurisdiction of Organization
Green Energy Fields, Inc.	Nevada
CPX Uranium, Inc.	Nevada